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Exhibit 4.3 PROMISSORY NOTE, IN THE ORIGINAL PRINCIPAL AMOUNT OF $65,000
            (THE "NOTE"), DELIVERED BY THE COMPANY TO NORMAN ROBERTS AND SHIRLEY ROBERTS

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                                 PROMISSORY NOTE


$65,000.00                                                       October 2, 1997

         FOR VALUE RECEIVED, the undersigned, COMTREX SYSTEMS CORPORATION, a Delaware corporation (the "Maker"), hereby promises to pay to the order of NORMAN ROBERTS and SHIRLEY ROBERTS (collectively, the "Payee"), as hereinafter provided, the principal sum of SIXTY-FIVE THOUSAND DOLLARS ($65,000.00), together with interest on the unpaid principal hereof from the date of this Note until said principal shall be paid, at a fixed rate per annum equal to Six percent (6.0%).

         Both the principal of and interest on this Note are payable in lawful money of the United States of America to the Payee at the address specified by the Payee in writing and delivered to the Maker.

         The outstanding principal of this Note, and the interest accrued thereon, shall be repaid in twelve (12) equal, consecutive, monthly installments of $5,741.67 each, on the first day of each calendar month, with the first such installment being due and payable on November 1, 1997 and the twelfth (12th) and final installment being due and payable on October 1, 1998.

         If the date of any payment required by this Note be Saturday, Sunday or a bank holiday, such payment shall be payable on the first business day following such date. Payments made pursuant to this Note shall be deemed made the banking day payment is received by the Payee; payments received after 3:00 P.M., Philadelphia, Pennsylvania local time, shall be deemed made the next banking day.

         In the event that any payment of interest or principal hereunder should not be received by the Payee within thirty (30) days of its due date, the Payee shall have the right to declare the entire outstanding principal of this Note, and all accrued, unpaid interest thereon, to be immediately due and payable.

         This Note may at the Maker's option be prepaid in whole or in part, at any time and from time to time, without penalty or premium. Any partial prepayment shall be applied first to accrued and unpaid interest and then to the principal payments due under this Note in the inverse order of maturity.

         Should the indebtedness represented by this Note or any part thereof be collected any proceeding or placed in the hands of attorneys for collection, the Maker agrees to pay, in addition to the principal and interest due and payable hereon, all reasonable costs of collecting this Note, including reasonable attorneys fees and expenses.

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         This Note shall be governed by and construed in accordance with the laws of the State of New Jersey.

         IN WITNESS WHEREOF, the Maker has caused this Note to be executed, sealed and delivered on the date first above written.

Attest:                                     COMTREX SYSTEMS CORPORATION


/s/ Lisa J. Mudrick                         By: /s/ Jeffrey C. Rice
------------------------------------            --------------------------
Lisa J. Mudrick, Assistant Secretary            Jeffrey C. Rice, President


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